EXHIBIT 99.1

Colliers to invest in leading infrastructure investment firm

Basalt Infrastructure adds highly differentiated investment products to IM platform

TORONTO and LONDON and NEW YORK, Jan. 24, 2022 (GLOBE NEWSWIRE) -- Leading diversified professional services and investment management company, Colliers (NASDAQ and TSX: CIGI), announced today it has entered into an agreement to make a strategic investment in Basalt Infrastructure Partners LLP (“Basalt”), a leading transatlantic infrastructure investment management firm with more than $8.5 billion of assets under management. The transaction is subject to customary closing conditions and approvals and is expected to close in the second half of 2022. Financial terms were not disclosed.

With offices in London and New York, Basalt specializes in mid-market, infrastructure equity investments across the utility, transportation, energy/renewables, and communications sectors in Europe and North America. Since its inception in 2011, Basalt has consistently delivered superior returns to investors across its flagship series of closed-end funds and counts among its investors some of the world’s largest public and corporate pension plans, sovereign wealth funds, endowments, insurance firms, and family offices.

As part of the transaction, Colliers will acquire 75% of Basalt from its founders and a significant third-party financial investor. The senior leadership team will retain 25% of the equity and will continue to lead the organization under Colliers’ unique partnership model. Basalt will also admit four additional members of its senior leadership team to the partnership. Once the transaction is completed, Colliers expects the annual run rate of management fee revenue to be between $65 and $70 million, Adjusted EBITDA of $35 to $40 million, and operating results to be significantly accretive.

“Partnering with Basalt’s impressive leadership team builds upon our success with Harrison Street and complements the rest of our investment management platform,” said Zach Michaud, Co-Chief Investment Officer of Colliers. “Infrastructure, an asset class which we know well, has high barriers to entry, low volatility, and strong tailwinds. It is also a segment that will see increased investor allocations, especially for high-quality investment platforms like Basalt and Harrison Street. The opportunity to leverage everything we have to offer while providing our investors with greater choice when it comes to differentiated investment products is very compelling.”

“This is another example of an experienced and entrepreneurial investment team choosing to partner with Colliers,” said Jay Hennick, Chairman and Chief Executive Officer of Colliers. “Basalt’s culture aligns perfectly with our own and we are delighted to welcome this world-class team to our organization.”

“Our partnership with Colliers strengthens Basalt for the long term and enhances our ability to continue delivering superior investment returns for our investors. Colliers is a permanent capital strategic partner that gives our partners, professionals, and investors stability and increased alignment over the long term,” said Rob Gregor, Basalt Co-Founder and Managing Partner. “The relationship will also strengthen our global capabilities, offer unique market knowledge and relationships, and create important synergies to accelerate our growth. Colliers’ entrepreneurial culture, decentralized management style, significant inside ownership, and exemplary investment record over more than two decades were also important factors. On behalf of our entire team, we look forward to leveraging these advantages as we continue to build Basalt in the years to come.”

In connection with this transaction, Berkshire Global Advisors acted as financial advisor to Basalt.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 65 countries, our more than 15,000 enterprising professionals work collaboratively to provide expert advice to real estate occupiers, owners, and investors. For more than 26 years, our experienced leadership with significant insider ownership has delivered compound annual investment returns of almost 20% for shareholders. With annualized revenues of $3.6 billion ($4.0 billion including affiliates) and $46 billion of assets under management, we maximize the potential of property and accelerate the success of our clients and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

About Basalt

Basalt is the exclusive investment advisor to the Basalt funds, comprising Basalt I, Basalt II, and Basalt III. The Basalt funds are infrastructure equity investment funds focusing on mid-market investments in utilities, power, transport, and communications infrastructure in North America and Europe.

For more information, please visit www.basaltinfra.com.

Forward-looking Statements

This press release includes forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average capitalization rates across different property types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize producers; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (vi) restructuring costs and (vii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers.

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development properties of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

COMPANY CONTACTS:

Christian Mayer
Chief Financial Officer
(416) 960-9500